Exhibit 11.1

Statement of Computation of Earnings per Share

EMC METALS CORP.

	Year ended December	Year ended December
	31, 2012	31, 2011
Net Income	$(4,965,297)	$(7,156,033)
Average number of common shares outstanding	155,653,130	150,404,210
Contingency issuable shares	Nil	Nil
Adjusted average shares	155,653,130	150,404,210
Basic and fully diluted earnings per share	$(0.03)	$(0.05)